UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras obtains environmental license to drill in Potiguar Basin on Brazil's Equatorial Margin

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Rio de Janeiro, October 02, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it received, on Monday (10/02/2023), confirmation of the environmental license from Ibama to drill two exploratory wells in the maritime block BM-POT-17, in deep waters of the Potiguar Basin, on the Brazilian Equatorial Margin. The first well will be drilled 52 km off the coast.

Drilling is scheduled to begin in the next few weeks, after the rig arrives at the location. With the exploratory survey, the company intends to obtain more geological information about the area in order to assess the economic feasibility and extent of the oil discovery made in 2013 at the Pitu well. There is no oil production at this stage.

Petrobras has complied with all the requirements and procedures requested by IBAMA, in compliance with the rigor that this type of environmental licensing demands. As the last stage of the assessment, between September 18 and 20, the company carried out an on-site simulation, called the Pre-Operational Assessment (APO), through which IBAMA proved Petrobras' ability to respond immediately and robustly to an accidental event involving an oil spill.

The company will apply all its technical expertise, acquired over 70 years of leadership in the Brazilian oil and gas sector, to the Potiguar Basin and the other basins on the Equatorial Margin. It is also important to highlight that Petrobras is prepared to operate in the region with the strictest safety standards and emergency response plans. In the Equatorial Margin alone, there are four Environmental Defense Centers (CDAs), located in Pará, Maranhão, Ceará and Rio Grande do Norte; in addition to nine other CDAs, advanced bases and emergency response centers, distributed throughout the rest of Brazil. All these structures are duly equipped for a prompt response in the event of accidental events involving oil spills at sea.

Equatorial Margin

The Potiguar Basin covers maritime portions of the states of Rio Grande do Norte and Ceará and is part of the so-called Brazilian Equatorial Margin, which stretches between the states of Amapá and Rio Grande do Norte. The region is considered one of the world's newest and most promising frontiers in deep and ultra-deep waters.

Recent discoveries announced in regions adjacent to these frontiers, especially in neighboring Guyana and Suriname, indicate significant oil production potential for the Brazilian Equatorial Margin.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Brazil's new frontiers are essential for guaranteeing national energy security and sovereignty, in a context of energy transition and a low-carbon economy.

The project to evaluate the Pitu discovery, in the Potiguar Basin, is included in Petrobras' current Strategic Plan, for the period between 2023 and 2027. The company intends to drill 16 exploratory wells in the Equatorial Margin over five years. The investment planned for the region is around 3 billion dollars, directed towards research projects and investigating the region's oil potential.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer